SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of Xcel Energy Inc. File No. 70-10096 (Public Utility Holding Company Act of 1935)	CERTIFICATE OF NOTIFICATION

     This Certificate of Notification is filed by Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation, in connection with the transactions proposed in the Application-Declaration filed on Form U-1, as amended (the “Application”), in File No. 70-10096 and authorized by the order of the Securities and Exchange Commission issued on May 29, 2003 (Release No. 35-27681). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Application. Pursuant to Rule 24 of the Act, Xcel Energy hereby certifies that on May 30, 2003 the Board of Directors declared a dividend of $0.1875 per share of common stock, payable on June 23, 2003 to shareholders of record on June 9, 2003.

Exhibits

F-2	Past Tense Opinion of Counsel

SIGNATURE
EX-99.F2 Past Tense Opinion of Counsel

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Xcel Energy Inc.

By: /s/ Richard C. Kelly Richard C. Kelly Vice President and Chief Financial Officer

Dated: June 6, 2003